Modulex Modular Buildings Plc

16 Berkeley Street

London, WIJ 8DZ

+44 20 7183 3710

PHP Ventures Acquisition Corp.

10 East 53rd St., Suite 3001,

New York, NY 10022

(917) 764-4996

July 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jenny O’Shanick

Re:	Modulex Modular Buildings Plc (“Modulex”)
PHP Ventures Acquisition Corp. (“PHP”)
Withdrawal of Registration Statement on Form S-4
Modulex Filed on September 27, 2023
File No. 333-274719

All:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Modulex and PHP hereby request that the above-captioned Registration Statement on Form S-4 together with all amendments and exhibits thereto (Registration No. 333-274719) (the “Registration Statement”), filed by Modulex with the Securities and Exchange Commission (the “Commission”) on September 27, 2023, be withdrawn effective immediately. In accordance with Rule 457(p) under the Securities Act, Modulex requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should Modulex or PHP proceed with the filing of the new registration statement.

We confirm that no securities were issued or sold pursuant to the Registration Statement due to the incompletion of the initial business combination. Based on the foregoing, we submit that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to PHP’s counsel, Andrew Tucker of Nelson Mullins Riley & Scarborough LLP via email at andy.tucker@nelsonmullins.com and Modulex’s counsel, Debbie Klis via email at deborrah.klis@rimonlaw.com.

Pursuant to Rule 477(b) of the Securities Act, we understand that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless we receive notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have any questions regarding this withdrawal or if you require any additional information, please contact Andrew Tucker at (202) 689-2987 and Debbie Klis at (202) 935-3390. Thank you for your assistance.

Sincerely,

MODULEX MODULAR BUILDINGS PLC

By:	/s/ Suchit Punnose
Name:	Suchit Punnose
Title:	Chief Executive Officer
(Principal Executive Officer)

PHP VENTURES ACQUISITION CORP.

By:	/s/ Marcus Choo Yeow Ngoh
Name:	Marcus Choo Yeow Ngoh
Title:	Chief Executive Officer
(Principal Executive Officer)

cc:

Andrew Tucker, Esq.

Nelson Mullins Riley & Scarborough LLP

Debbie A. Klis, Esq.

Rimon PC